UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                       Young & Rubicam Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


                           Common Stock
-----------------------------------------------------------------
                  (Title of Class of Securities)


                            987425105
           -------------------------------------------
                          (CUSIP Number)


            Mark T. McEnroe, c/o Young & Rubicam Inc.,
    285 Madison Avenue, New York, New York 10017, 212-210-3427
-----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         December 1, 1998
  -------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No. 987425105                                           Page 2
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Michael J. Dolan
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY

---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       419,625
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                0
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                419,625
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              *
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON


                 IN
---------------------------------------------------------------------

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No.  987423105                                 Page 3
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stephanie W. Abramson
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       466,978
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                0
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                466,978
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              *
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                 IN
---------------------------------------------------------------------

SCHEDULE 13D

-----------------------                       -----------------------
CUSIP No.  987425105                                 Page 4
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kevin Lavan
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [X]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS

       00
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER                       0
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        0
     BY         -----------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       62,250
    WITH        -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                0
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                62,250
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              *
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

                 IN
---------------------------------------------------------------------

     This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on November 13, 1998 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on November 25, 1998, by Michael J. Dolan, Stephanie W. Abramson and Kevin Lavan with respect to the common stock, $0.01 par value per share ("Common Stock"), of Young & Rubicam Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended by inserting the following paragraphs immediately prior to the final paragraph thereof.

     On December 1, 1998, the Y&R Selling Shareholders listed on
Schedule 1 hereto, together with certain other stockholders of the Company, closed the sale of Common Stock pursuant to the Underwriting Agreement. Pursuant to the Underwriting Agreement, the Y&R Selling Stockholders sold to the Underwriters, acting through the Representatives, 5,180,647 shares of Common Stock (including 1,047,166 shares of Common Stock issued upon exercise of options held by the Y&R Selling Stockholders) for resale pursuant to the Company's Registration Statement on Form S-1 and the Final Prospectus, at a price of $29.50 per share, less an underwriting discount of $1.18 per share, resulting in net proceeds to the Y&R Selling Stockholders of $28.32 per share of Common Stock. In addition, other stockholders of the Company named in the Underwriting Agreement and the Final Prospectus sold 4,819,353 shares of Common Stock to the Underwriters, acting through the Representatives on the same terms.

Item 5.    Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     (a) At the date hereof, Michael J. Dolan beneficially owns 419,625 shares of Common Stock, constituting less than 1% of the shares outstanding. At the date hereof, Stephanie W. Abramson beneficially owns 466,978 shares of Common Stock, constituting less than 1% of the shares outstanding. At the date hereof, Kevin Lavan beneficially owns 42,250 shares of Common Stock, constituting less than 1% of the shares outstanding. The number of shares of Common Stock beneficially owned by each Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

     (b) At the date hereof, Michael J. Dolan has the sole power to dispose of 419,625 shares of Common Stock, which includes 104,340 shares of Common Stock which are issuable pursuant to curently exercisable options, held in an individual capacity; Stephanie W. Abramson has the sole power to dispose of 466,978 shares of Common Stock, which includes 26,085 shares of Common Stock which are issuable pursuant to currently exercisable options, held in an individual capacity; and Kevin Lavan has the sole power to dispose of 62,250 outstanding shares of Common Stock held in an individual capacity, which includes 12,000 shares of Common Stock that are issuable pursuant to currently exercisable Options.

     (c) Except as described herein, the Reporting Persons have effected no transactions in shares of Common Stock during the past 60 days.

                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Michael J. Dolan
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Stephanie W. Abramson
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1998



                              By: /s/ Mark T. McEnroe,
                                   Attorney-in-Fact, on behalf
                                   of Kevin Lavan
                                  --------------------------
                                  Name:  Mark T. McEnroe
                                  Title:  Attorney-in-Fact

                            Schedule 1

                     Y&R Selling Stockholders
                      as of December 1, 1998

                                            Maximum Number of
                                          Shares of Common Stock
                                          (including shares of
                                           Common Stock issuable
                                           upon the exercise of
Name of Y&R Selling Stockholder                   options)
-------------------------------           ----------------------
AIELLO, STEPHEN R.                                20,105
ALBINUS, STIG                                     16,140
ANASTOS, PATRICIA                                  2,000
BARA, JEAN-MARC                                   35,588
BAUM, STEPHEN                                      2,000
BEALLE, KIMBERLY                                  10,000
BEIJEN, KAREL                                      3,510
BELL, THEODORE                                    40,000
BERGERUS-HOBINGER, LEENA                          45,570
BJORKMAN, LINCOLN                                 15,615
BLOCKLIN, JUNE                                    29,520
BOENDER, RENE                                     12,078
BOHNE, BONNIE                                      2,430
BOISROND, ETIENNE                                 33,750
BOSMA, TIEMEN                                     55,000
BRANDS, HEINZ GEORG                                9,733
BRANIGAN, CRAIG                                   28,000
BRAUN, JURGEN                                     71,970
BRITE, JANE                                       40,000
CHIOCCI, ROGER                                    14,000
CHYNSKY, IRA                                      16,000
CLAES, MICHAEL                                     5,000
COGMAN, DON                                       61,600
COOMBS, JANET                                     19,327
CORONNA, DAVID                                       700
COSTA, JOSE MARIA                                 15,000
COSTA, MASSIMO                                     7,406
COZENS, MICHAEL                                    5,220
CURRAN, BRIAN                                     15,651
DAVIS, DONALD H.                                  19,080
De BAKKER, FERDINAND                              15,000
DEDEO, JOSEPH E.                                 201,258
DEUTSCH, LAWRENCE                                  1,400
DIAMOND, SHELLEY                                  10,875
DuBOSE, PAMELA                                    20,000
DUKES, TERRY                                       6,250
ELLIOTT, DARYL                                     5,200
EXPOSITO, DAISY                                   31,709
FAHEY, KEVIN J.                                    4,500
FARLEY, CHARLES P.                                 5,000
FARNELL-WATSON, PETER                             20,355
FORD, PATRICK                                      9,000
FORD, RICHARD                                     18,000
FRANKEL, CLARK J.                                 26,088
FRANZ, VOLKER                                      1,000
FREDERICKS, ERIC                                  39,000
FREDERIKSEN, PETER                                 9,000
GAZMA, LEON                                       10,000
GERVASI, ENRICO                                    9,000
GOMEZESE, OSCAR                                    2,000
GONZALES, EDUARDO                                 40,000
GREEN, WILLIAM                                    10,000
GREENE, DAVID E.                                  10,000
GUTIERREZ, VICTOR                                  6,000
HALLEY-WRIGHT, ANDREW                             37,125
HANSEN, THOMAS R.                                    750
HARLEMAN, PETER J.                                16,000
HAWRYSH, FRED                                     17,400
HIMPE, STEFAAN                                     5,000
HOOD, JAMES W.                                    35,000
HORN, ROSEANNE                                    10,350
HOROVITZ, PETER                                    6,957
HOSP, RICHARD H.                                  20,000
HOYT, ERIC GARRISON                               11,900

HUGHES, ALEX                                      34,785
HUNT, JEFF                                        15,279
IBBA, GIGLIOLA                                    15,000
IGIEL, ROBERT                                     52,175
JACK, BARBARA                                     89,370
JEBSEN, PAL MARIUS                                28,000
JOHNSTON, WILLIAM B.                               6,000
KAPLOVE, JAMES E.                                  8,000
KENNY, MARY ELLEN                                  6,522
KISSMANN, EDNA                                    13,000
KLEIN, ARTHUR R.                                  30,000
KOH, JACKIE                                       15,500
KOWALEWSKA, NINA                                  12,000
KRAKOWSKY, PHILIPPE                                6,000
KRAUSS, INGO                                     150,000
KUGELMAN, STEPHANIE                               72,794
KURZ, MITCHELL                                   356,000
KUSHNER, JAY                                      11,000
La ROCK, MARTA                                    10,000
LAING, TIMOTHY                                     4,135
LEO, DENISE                                          675
LOES, RENATO ARANTES                              39,135
LOMBARDI, MARCO                                   20,000
MACHTIGER, BENNETT R.                              7,000
MACKINNON, DUNCAN                                  5,000
MALTESE, JOHN F.                                  16,983
MANSON, ANTHONY S.                                16,305
MATTHIES, HELMUT                                 125,000
MAURICE, MARTIN                                   15,000
McDUFFEY, ROBERT M.                               12,000
McGARRY, JOHN                                    309,706
McKENNA, STEVEN M.                                92,000
McLEAN, GORDON                                    11,955
McQUEENEY, THOMAS                                 34,765
MEERSTADT, BERT                                    8,000
MELZER, WILLIAM C.                                73,300
MESKILL-SPENCER, DIANE                            22,767
MIDDLETON, CRAIG                                  31,467
MINEAR, DAVID                                     12,000
MONTERO, FERNAN                                  282,000
MOOTZ, FRANS                                      18,792
MORRIS, JOHN F.                                   12,432
NELSON, BRUCE S.                                   6,500
NEWTON, JR., CHARLES G.                            7,560
NEWTON, KEITH                                     26,250
NICHOLSON, LORI                                   11,379
O'MALLEY, JAMES                                   13,560
OROHO, STEVE                                      64,988
O'ROURKE, RAYMOND J.                              10,000
OWEN, STEWART                                     20,000
PARRY, VINCENT P.                                 10,000
PASTRICK, ROBERT S.                               17,220
PEREZ, MANUEL                                     32,000
PEREZ, RICARDO J.                                 49,575
PERLMUTTER, DIANE                                  7,500
PETERS, JOHN                                      28,710
PHILLIPS, GRAHAM                                   4,960
POLLAK, TIM                                      264,000
PORTER, MICHAEL                                   15,610
POWER, WILLIAM A.                                 50,000
PRATT, TOM                                        10,000
PROCTER, BRIAN                                     6,450
PUPHAL, JOERG                                     32,000
PUTNAM, JOHN E.                                    9,173
QUADFLIEG, MATTHIAS                                5,475

RANCOURT, SERGE                                   40,000
RAVIV, SHEILA                                     15,000
REESER, COURTNEY                                  12,522
RENTSCHLER, PETER                                  6,087
RINDLISBACHER, JORG                                8,000
RODRIGUEZ, JORGE                                   1,755
RODWAY, EDWARD                                     6,450
ROSENTHAL, ILENE                                  10,000
ROSS, JOHN J.                                      5,000
ROTHSTEIN, SEITH                                  33,915
ROUSSET, ALAIN                                    55,352
SAMET, MICHAEL                                    38,568
SANDERS, JOHN                                     20,000
SAVAGE, CHRIS                                     13,050
SCHETLICK, MATTHEW                                 7,000
SCHOU, NICO                                       13,755
SCHUG, ANGELIKA                                   20,000
SCIELZO, JAMES                                    23,733
SCRUGGS, JOHN F.                                  26,085
SEYFERTH, STEVE                                   10,000
SHARP, KEITH                                      17,742
SHAW, JESSIE                                       3,500
SHELDON, ALAN J.                                 250,000
SINREICH, RICHARD                                 11,000
SIVE, ROBERT                                      12,590
SLONE, PETER B.                                   10,650
SMITH, TIMOTHY H.                                  6,000
SRERE, LINDA                                      15,000
STADELER, CHRISTOPH                               23,000
STEFANSKI, STANLEY                                80,321
STEIGRAD, PETER                                    1,000
STERN MARRONE, DEBRA                               8,000
STOUT, KATHRYN                                     7,000
THALEN, LARS                                      14,000
TIMON, CLAY                                       36,511
TRAUB, WAYNE                                       5,500
VIJN, PIETER                                      10,000
WALDMAN, MARVIN                                   24,100
WALSH, MARY T.                                     2,000
WEBRE, CHARLES                                    13,914
WIDMER, BRUNO                                     65,000
WILLIAMS, DONALD D.                               18,000
WILLIAMS, JAMES                                   22,500
YAGODA, KENNETH                                    6,000
ZEIGLER, MICHAEL                                  23,185


                      Total                    5,180,647

                          EXHIBIT INDEX

Exhibit 1 Underwriting Agreement (incorporated by reference to Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 25, 1998)

Exhibit 2 Joint Filing Agreement (incorporated by reference by reference to the Original Schedule 13D filed with the Securities and Exchange Commission on November 13, 1998)